UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011 or
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

001-5324

(Commission File Number)

A.

Full title of the plan and the address of the plan, if different from that of the issuer named below:

NSTAR Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                           NSTAR

800 Boylston Street, Boston, Massachusetts 02199

NSTAR Savings Plan

For the year ended December 31, 2011

Table of Contents

Page(s)

Report of Independent Registered Public Accounting Firm	3

Financial Statements -

Statements of Net Assets Available for Benefits -
December 31, 2011 and 2010	4

Statement of Changes in Net Assets Available for Benefits - Plan Year Ended December 31, 2011	5

Notes to Financial Statements	6 - 14

Supplemental Schedule * -

Schedule H, Part IV, Line 4i - Form 5500 - Schedule of Assets (Held at End of Year) - December 31, 2011	15

Signature	16

Exhibit Index

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

* Certain supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee
Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Retirement Plans Committee of the NSTAR Savings Plan

Boston, Massachusetts

We have audited the accompanying statements of net assets available for benefits of the NSTAR Savings Plan (the Plan) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011.  These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.   Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the NSTAR Savings Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2011 is presented for additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey LLP

June 26, 2012

Boston, Massachusetts

NSTAR Savings Plan

Statements of Net Assets Available for Benefits

(in thousands)

	December 31,
	2011	2010
Assets
Investments, at fair value:
Registered investment company shares	$448,164	$457,073
NSTAR Common Share Fund	368,744	320,187
Fidelity Brokerage Link	45,705	47,270

Total investments	862,613	824,530

Other assets:
Cash	10	-
Notes receivable – participant loans	19,416	19,771
Receivable from broker for securities sold	2,196	256

Total other assets	21,622	20,027

Liabilities for securities purchased	(1,750)	-

Net assets available for benefits	$882,485	$844,557

The accompanying notes are an integral part of these financial statements.

NSTAR Savings Plan

Statement of Changes in Net Assets Available for Benefits

Plan year ended December 31, 2011

(in thousands)

Additions to net assets attributed to:

Investment income:
Interest and dividends -
Registered investment company shares	$9,109
NSTAR Common Share Fund	11,943
Fidelity Brokerage Link	831
21,883

Net appreciation in fair value of NSTAR Common Share Fund	36,578
Net depreciation in fair value of registered investment company shares	(12,166)
Net depreciation in fair value of Fidelity Brokerage Link	(3,640)
20,772

Total investment income	42,655

Interest on loans to participants	804

Contributions:
Participants	29,181
Employer	10,317
Rollover	923
40,421

Total net additions	83,880

Deductions from net assets attributed to:

Benefits paid to participants or beneficiaries	(45,942)
Administrative expenses	(10)

Total deductions	(45,952)

Net increase in net assets available for benefits	37,928

Net assets available for benefits:

Beginning of the year	844,557

End of the year	$882,485

The accompanying notes are an integral part of these financial statements.

NSTAR SAVINGS PLAN

Notes to Financial Statements

Year ended December 31, 2011

A.  Description of the Plan

General

The following description of the NSTAR Savings Plan (the "Plan") provides only general information.  Eligible participants’ ("Participants") benefits under this Plan are determined in accordance with the Plan document.  Participants should refer to the plan document for a more complete description of the Plan.  Features of the Plan are described below.

The Plan is administered by the Retirement Plans Committee ("the Committee") of NSTAR, which is empowered to decide questions of eligibility and make other interpretations under the Plan in its discretion.  The fiduciaries with respect to the Plan are NSTAR (“the Company”), which is the Plan Sponsor, the Executive Personnel Committee of the Board of Trustees of NSTAR, the Pension Management Committee, and the Plan Trustee as defined below.  NSTAR has the sole responsibility for determining who has the power to amend and terminate the Plan and certain other duties.  Members of the Executive Personnel Committee select investment fund options available to participants and generally establish policies for the Plan.  The Pension Management Committee has the responsibility to monitor the performance and operations of the Plan Trustee and any investment manager, to implement funding and investment policies established by the Executive Personnel Committee and to advise that Committee.

The Plan investment assets are held in trust by Fidelity Management Trust Company ("Fidelity"), the Plan's Trustee, and Plan records are maintained by an affiliate, Fidelity Investments Institutional Operations Company, Inc., the record keeper.  The Trustee retains the Plan assets and makes distributions as instructed by the Committee or its designee.  The Executive Personnel Committee of the Company has the responsibility to appoint and remove the Plan Trustee.

NSTAR is engaged through its subsidiaries in the energy delivery business serving approximately 1.4 million customers in Massachusetts, including approximately 1.1 million electric distribution customers in 81 communities and 300,000 natural gas distribution customers in 51 communities.  On April 10, 2012, NSTAR merged with Northeast Utilities, and NSTAR was renamed NSTAR LLC.  Common Shares of NSTAR were listed on the New York Stock Exchange under the trading symbol of NST through April 9, 2012.

The Plan provides retirement benefits for participating eligible employees through a program of salary-deferral contributions and limited matching employer contributions.  The Plan has been amended from time to time, most recently effective January 1, 2010.  The Plan is a defined contribution plan subject to the rules and regulations of the Employee Retirement Income Security Act of 1974 ("ERISA").  The Plan is qualified under section 401(a) of the Internal Revenue Code (the "Code"), as amended, and utilizes the federal income tax deferral features of section 401(k) of the Code. Management believes the Plan continues to be operated in accordance with ERISA and the applicable Code sections.

Eligibility

Active NSTAR employees, excluding specific groups of employees, as defined in the plan document, are eligible to participate in the Plan following the completion of one hour of service.  Employees covered by a collective bargaining agreement as to which retirement benefits were the subject of good faith bargaining must be regularly scheduled to work at least twenty hours per week in order to be eligible to participate in the Plan.

Contribution Policy

Participants in the Plan may contribute from 1% to 50% of their eligible compensation on a pre-tax basis, up to the annual Internal Revenue Service ("IRS") limit.  Participants can change the level of their deferral contributions at any time.  The employer matching contribution feature of the Plan is discretionary.  For the Plan year ended December 31, 2011, the contribution was equal to 50% up to the first 8% of a Participant's eligible compensation contributed into the Plan.  The matching funds are invested in the NSTAR Common Share Fund, and there are no restrictions on Participants transferring these funds to other Plan investments.

Certain participants are able to contribute up to the annual IRS limit with respect to so-called pre-tax "catch-up" contributions to the Plan.  Catch-up contributions are additional pre-tax contributions for Participants who are at least age 50 during the plan year, subject to certain limitations.

Participants are permitted to "roll-over" account balances from other qualified plans, subject to provisions of the Plan.

Investment Options

As of December 31, 2011, the Plan offered twelve investment portfolio or fund options: eight Fidelity-managed investment funds (Asset Manager 50%, Retirement Government Money Market, Retirement Money Market, Spartan 500 Index - Institutional Class (converted from Advantage Class effective June 3, 2011), Intermediate Bond, International Discovery K, Growth Company K and Mid-Cap Stock K), the Morgan Stanley Institutional Fund, Inc. - Small Company Growth Portfolio - Class A ("the MSI Fund"), Vanguard Windsor II Shares (a growth and income mutual fund), Fidelity Brokerage Link and the NSTAR Common Share Fund (comprised of Company shares and a money market fund).  Fidelity Brokerage Link is a self-directed brokerage account through which Participants are able to invest in a variety of securities, including registered investment companies, money market funds, common stock, preferred stock, rights/warrants, corporate and government bonds, exchange-traded options, limited partnerships and certificates of deposit.  Participant contributions and investment earnings remain available for Participant direction.  Participants are allowed to reallocate their investment in the NSTAR Common Share Fund to other investment options at any time.

Dividends

Participants are permitted to reinvest NSTAR common share dividends allocated to the NSTAR Common Share Fund or to receive the distribution of those dividends in cash, or a combination of both options, subject to a freeze period beginning seven days prior to the date any dividend is paid.  During this seven-day period, Participants cannot change this election.  If Participants elect to receive dividends in cash, they will be invested in the Fidelity Retirement Money Market Portfolio and, effective January 2011, distributed quarterly on February 1, May 1, August 1, and November 1 of each year.  Previously, cash dividends were distributed annually by March 31 of the following year.

Participants' Accounts

Each Participant account is credited with its contribution and an allocation of plan earnings (based on the Participant's account balance) and is charged with expenses, as applicable.  The Company matching contribution is invested in the NSTAR Common Share Fund, and a Participant may transfer balances from this fund to any of the Plan's other investment options at any time.  Terminated or retired participants with vested account balances greater than $1,000 may maintain their accounts within the Plan, subject to Plan provisions.

Vesting

Participants are fully vested at all times in their entire account balance, including employer contributions.

Receiving Payments from the Plan

Participants may be eligible to take a withdrawal from the Plan depending on the assets in their Participant Account, Rollover Account, and Company Account.  Regular withdrawals and hardship withdrawals from accounts are subject to IRS restrictions.

Upon termination of employment, a Participant may elect to be paid his/her account balance in a single sum or payment may be deferred until a later date.  In no event may payment be postponed later than April 1 of the calendar year in which he/she attains age 70½ or retires, whichever is later, at which time certain minimum required disbursements must be made.

Participant Loans

Active employee participants in the Plan may obtain a loan from the balance in their account.  The loan may not be less than $1,000, nor exceed the lesser of $50,000 or 50% of the market value of the Participant's account.  A Participant is permitted a maximum of two outstanding loans at any one time.  Loans must be repaid to the Participant's account over a period not to exceed five years (unless the loan is for the purchase of a principal residence, in which case the repayment period cannot exceed thirty years) via payroll deductions.  New loans bear interest at a reasonable rate as determined by the Committee; are reflected as transfers out of the investment funds; and both the principal and interest on the loan are repaid to the borrower's investment funds.  Interest rates on loans outstanding ranged from 3.25% to 9.50% at December 31, 2011.

Plan Termination

The Plan was established with the intent of continuing it indefinitely.  The Company reserves the right to terminate, suspend, withdraw, amend or modify the Plan in whole or in part for any reason at any time, subject to applicable laws.  If the Plan is terminated or there is a complete discontinuance of contributions, Participants will continue to be fully vested in their account balances.  Distributions will be made upon plan termination to the extent consistent with continued qualification of the Plan under the Code.  The Code places restrictions on plan termination distributions, if the employer continues to maintain another similar plan.

B.  Summary of Significant Accounting Policies

Basis of Accounting and Use of Estimates

The Plan's financial statements have been prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”), and in accordance with the rules and regulations of ERISA.  The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from these estimates.

Risks and Uncertainties

The Plan provides for various investment options in combinations of stocks, mutual funds and/or other investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit, as well as in some cases currency fluctuation.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect Participants' account balances and the amounts reported in the accompanying Statements of Net Assets Available for Benefits and the accompanying Statement of Changes in Net Assets Available for Benefits.

Income Recognition

The allocation of each Plan investment fund's earnings to a Participant's account is based on the percentage of the Participant's units in the fund's Plan investment and is allocated daily.  Capital gain distributions are included in dividend income.  Dividend income is recorded on the ex-dividend date.  Interest income is recorded on the accrual basis.  Purchases and sales of securities are recorded on a trade-date basis.

Net Appreciation (Depreciation) in the Fair Value of Investments

Gains and losses are realized upon distributions (including withdrawals) to Participants and the transfer of all or a portion of a Participant's account between investment choices.  The Plan presents in the accompanying Statement of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of its investments, that consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Contributions

Salary reduction contributions made on behalf of Participants are recorded in the period payroll deductions are made from Participants.  Matching company contributions are deposited and recorded concurrent with the payroll periods.  There were no contributions receivable at December 31, 2011 and 2010.

Distributions and Withdrawals

Distributions and withdrawal payments are recorded when paid.

Transfers Between Investment Choices

Plan Participants may, with certain limitations, elect to transfer their elective contribution account balances from any investment option or options to any of the other options offered by the Plan on a daily basis.

Expenses

Expenses and charges incurred in the administration of the Plan are paid by the Company.  Fees related to the Fidelity Brokerage Link are deducted from Participant accounts.  Mutual fund expenses are deducted from Participant accounts.  There is no cost to a Participant to initiate a loan.

Notes Receivable – Participant Loans

Loans to participants are classified as notes receivable and measured at their unpaid principal plus accrued but unpaid interest. Delinquent loans are treated as distributions based upon the terms of the Plan Document.

Subsequent Events

On April 10, 2012, the merger of Northeast Utilities and NSTAR was completed.  Common shares of NSTAR were exchanged for common shares of Northeast Utilities, and Northeast Utilities became the parent company of NSTAR and its subsidiaries.  All references to NSTAR common shares are historical in nature and are currently shares of Northeast Utilities.

Management has reviewed subsequent events through the date of this filing and concluded that, except for the completion of the merger,  no additional material subsequent events have occurred that are not accounted for in the accompanying financial statements or disclosed in the accompanying Notes to Financial Statements.

C.  Summary of Plan Investments

Investments are summarized below:

(in thousands)	December 31,
	2011	2010
Registered Investment Companies, at fair value:
Fidelity Asset Manager 50% Fund (1)	$60,571	$60,909
Fidelity Retirement Government Money Market Portfolio (1)	57,692	58,220
Spartan 500 Index Fund – Institutional Class (1)	98,246	-
Spartan 500 Index Fund – Advantage Class (1)	-	97,370
Vanguard Windsor II Fund (1)	70,638	73,523
Other registered investment companies	161,017	167,051
	448,164	457,073

NSTAR Common Share Fund, at fair value:
NSTAR Common Shares (1), (2)	365,529	317,108
Fidelity Institutional Cash Portfolio	3,215	3,079
	368,744	320,187

Fidelity Brokerage Link, at fair value:
Registered investment companies	16,832	19,021
Common stock	16,873	16,725
Preferred stock	255	189
Rights and warrants	3	4
Corporate bonds	221	151
Government bonds	256	263
Exchange traded options	1	(2)
Exchange traded limited partnerships	1,046	984
Certificates of deposit	503	33
Money market funds	9,715	9,902
	45,705	47,270

Total investments	$862,613	$824,530

(1) Investments representing more than 5% of Plan assets at either December 31, 2011 or 2010.

(2) Effective April 10, 2012, all NSTAR common shares were converted to Northeast Utilities common shares.

All investments listed above represent parties-in-interest to the Plan, except the securities within the Fidelity Brokerage Link, the Vanguard Windsor II Fund and the MSI Fund included in other registered investment companies.

Net depreciation in the fair value of Fidelity Brokerage Link investments is as follows:

Year Ended
(in thousands)	December 31,
2011
Fidelity Brokerage Link:
Registered investment companies	$(1,592)
Common stock	(2,062)
Preferred stock	(6)
Rights and warrants	(1)
Corporate bonds	(1)
Government bonds	44
Exchange traded options	21
Exchange traded limited partnerships	(44)
Certificates of deposit	1
$(3,640)

D.  Fair Value Measurements

The Plan discloses fair value measurements pursuant to a framework for measuring fair value in accordance with GAAP.  The Plan follows a fair value hierarchy that prioritizes the inputs used to determine fair value and requires the Plan to classify assets and liabilities carried at fair value based on the observability of these inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.  The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.  Financial assets utilizing Level 1 inputs include active exchange-traded equity securities.

Level 2 – Quoted prices available in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are directly observable, and inputs derived principally from market data.

Level 3 – Unobservable inputs from objective sources.  These inputs may be based on entity-specific inputs. Level 3 inputs include all inputs that do not meet the requirements of Level 1 or Level 2.

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-04, Fair Value Measurement – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which was included in Subtopic 820 in the FASB Codification. Disclosures required by the Amendment include information about transfers between Level 1 and Level 2 of the fair value hierarchy, information about the sensitivity of a fair value measurement categorized within Level 3 of the fair value hierarchy to changes in unobservable inputs and any interrelationships between those unobservable inputs, and the categorization by level of the fair value hierarchy for items that are not measured at fair value in the statement of financial position, but for which the fair value of such items is required to be disclosed. The Amendments within Subtopic 820 are effective for interim and annual reporting periods beginning after December 15, 2011, with early adoption not permitted, and must only be applied prospectively.  The adoption is not expected to have an impact on the Plan’s financial statements.

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures – Improving Disclosures about Fair Value Measurements, which was included in Subtopic 820-10 in the FASB Codification.  Subtopic 820-10 provides guidance on a number of topics regarding transfers in and out of Levels 1 and 2, activity in Level 3 assets, the level of disaggregation in fair value disclosures, and disclosures about valuation techniques.  The new guidance within Subtopic 820 has elements effective for interim and annual reporting periods beginning after both December 15, 2009 and 2010, with early adoption permitted, and must only be applied prospectively.  The Plan adopted this new guidance effective for plan year 2010.  The adoption did not have an impact on the Plan’s financial statements.

The following represents the fair value hierarchy of NSTAR Savings Plan financial assets that were recognized at fair value on a recurring basis.  As required by Subtopic 820, financial assets are classified based on the lowest level of input that is significant to the fair value measurement.

Recurring Fair Value Measures	December 31, 2011
(in thousands)	Level 1	Level 2	Level 3	Total

Assets:
Registered investment company shares at fair value:
Large Capitalization Funds:
Fidelity Growth Company K Fund	$40,209	$-	$-	$40,209
Fidelity Spartan 500 Index Fund – Institutional Class	98,246	-	-	98,246
Vanguard Windsor II Fund	70,638	-	-	70,638
Medium Capitalization Funds:
Fidelity Mid-Cap Stock K Fund	28,428	-	-	28,428
Small Capitalization Funds:
MS Small Company Growth Portfolio – Class A	18,956	-	-	18,956
International Funds:
Fidelity International Discovery K Fund	32,715	-	-	32,715
Balanced Funds:
Fidelity Asset Manager 50% Fund	60,571	-	-	60,571
Bond Funds:
Fidelity Intermediate Bond Fund	40,709	-	-	40,709
Short-Term Funds:
Fidelity Retirement Government Money Market Portfolio	57,692	-	-	57,692
NSTAR Common Shares	365,529	-	-	365,529
Fidelity Institutional Cash Portfolio	-	3,215	-	3,215
Fidelity Brokerage Link
Registered investment companies	16,832	-	-	16,832
Common stock	16,873	-	-	16,873
Preferred stock	-	255	-	255
Rights and warrants	3	-	-	3
Corporate bonds	-	221	-	221
Government bonds	-	256	-	256
Exchange traded options	1	-	-	1
Exchange traded limited partnerships	1,046	-	-	1,046
Certificates of deposit	-	503	-	503
Money market funds	9,715	-	-	9,715
Total	$858,163	$4,450	$-	$862,613

Recurring Fair Value Measures	December 31, 2010
(in thousands)	Level 1	Level 2	Level 3	Total

Assets:
Registered investment company shares at fair value:
Large Capitalization Funds:
Fidelity Growth Company K Fund	$38,951	$-	$-	$38,951
Fidelity Spartan 500 Index Fund – Advantage Class	97,370	-	-	97,370
Vanguard Windsor II Fund	73,523	-	-	73,523
Medium Capitalization Funds:
Fidelity Mid-Cap Stock K Fund	30,054	-	-	30,054
Small Capitalization Funds:
MS Small Company Growth Portfolio – Class A	21,414	-	-	21,414
International Funds:
Fidelity International Discovery K Fund	39,566	-	-	39,566
Balanced Funds:
Fidelity Asset Manager 50% Fund	60,909	-	-	60,909
Bond Funds:
Fidelity Intermediate Bond Fund	36,285	-	-	36,285
Short-Term Funds:
Fidelity Retirement Government Money Market Portfolio	58,220	-	-	58,220
Fidelity Retirement Money Market	781	-	-	781
NSTAR Common Shares	317,108	-	-	317,108
Fidelity Institutional Cash Portfolio	-	3,079	-	3,079
Fidelity Brokerage Link
Registered investment companies	19,021	-	-	19,021
Common stock	16,725	-	-	16,725
Preferred stock	-	189	-	189
Rights and warrants	4	-	-	4
Corporate bonds	-	151	-	151
Government bonds	-	263	-	263
Exchange traded limited partnerships	984	-	-	984
Certificates of deposit	-	33	-	33
Money market funds	9,900	-	-	9,900
Total	$820,815	$3,715	$-	$824,530

Fair value of shares of registered investment companies and money market funds represent the net asset value of such shares as of the close of business at the end of the period based on quoted active market prices of the underlying investments.  Fair value of NSTAR common shares are based on the last quoted market prices of the close of business at period end.  Fair value of other investments in the Fidelity Brokerage Link assets, including common stock, rights/warrants, exchange-traded options and exchange-traded limited partnerships are determined by quoted active-market prices where available.  These investments have all been classified as Level 1.

Certificates of deposit in the Brokerage Link and the Fidelity Institutional Cash Portfolio are valued at the balance reported by the issuing bank.  Preferred Stock, corporate and government bonds are valued based on quoted prices in non-active markets.  These investments have been classified as Level 2 as they are not traded on actively quoted markets.

E.  NSTAR Common Share Fund

Information about the significant components of the change in net assets relating to the NSTAR Common Share Fund as of and for the year ended December 31, 2011 is as follows:

(in thousands)

Net assets, beginning of the year			$320,187
Changes in Net Assets -
Dividends and interest		$11,943
Contributions -
Participants	$5,056
Rollover	125
Employer	10,317
Loan Repayments	6,702	22,200
Net appreciation in fair value		36,578
Benefits paid to Participants		(16,235)
Loans to Participants		(5,838)
Interfund transfers and other		(91)	48,557
			$368,744

F.  Party-in-Interest Transactions

Certain plan investments such as shares of mutual funds are managed by an affiliate of Fidelity.  Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions as that term is defined in section 3(14) of ERISA.  Also included in the Plan's investments are common shares of NSTAR, the Plan's sponsor, and Participant loans that also qualify as party-in-interest transactions.

G.  Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated May 15, 2002, that the Plan is designed in accordance with applicable sections of the Code.  The Plan has been amended since receiving the determination letter.  However, the Committee for the Plan believes the Plan is designed and is being operated in compliance with the applicable requirements of the Code.  Therefore, no provision for income taxes has been included in the Plan's financial statements.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011 and 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  With few exceptions, the Plan is no longer subject to income tax examinations by federal, state, or local tax authorities for years before 2008.

NSTAR Savings Plan
Employee Identification Number 04-3466300
Plan Number 003
	SCHEDULE H, PART IV, LINE 4i – Form 5500 SCHEDULE OF ASSETS (HELD AT END OF YEAR)
	As of December 31, 2011
(a)	(b)	(c)					(d)	(e)
		Description of Investment
						Par or
	Identity of Issuer, Borrower,	Type of	Maturity	Rate of		Maturity		Current
	Lessor or Similar Party	Investment	Date	Interest	Collateral	Value	Cost	Value
*	Fidelity Asset Manager 50% Fund	Registered Investment Company	n/a	n/a	n/a	n/a	n/a	$ 60,571,065
*	Fidelity Retirement Government Money Market Portfolio	"	n/a	n/a	n/a	n/a	n/a	57,692,289
*	Fidelity Spartan 500 Index Fund – Institutional Class	"	n/a	n/a	n/a	n/a	n/a	98,245,781
*	Fidelity Intermediate Bond Fund	"	n/a	n/a	n/a	n/a	n/a	40,708,603
*	Fidelity International Discovery K Fund	"	n/a	n/a	n/a	n/a	n/a	32,714,879
*	Fidelity Growth Company K Fund	"	n/a	n/a	n/a	n/a	n/a	40,209,114
*	Fidelity Mid-Cap Stock K Fund	"	n/a	n/a	n/a	n/a	n/a	28,427,879
	Vanguard Windsor II Fund	"	n/a	n/a	n/a	n/a	n/a	70,637,938
	Morgan Stanley Institutional Fund, Inc. -
	Small Company Growth Portfolio - Class A	"	n/a	n/a	n/a	n/a	n/a	18,956,351
								448,163,899

*	NSTAR Common Shares	Common Stock	n/a	n/a	n/a	n/a	n/a	365,529,549
*	Fidelity Institutional Cash Portfolio	Money Market Fund	n/a	n/a	n/a	n/a	n/a	3,214,569
								368,744,118

	Fidelity Brokerage Link
	Fidelity Brokerage Link Holdings	Varies	n/a	n/a	n/a	n/a	n/a	45,705,446

*	Participant Loans	Participant Loans	Varies	3.25% - 9.50%	n/a	n/a	-	19,415,894

	Total							$ 882,029,357

*	Represents a party-in-interest to the Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Plans Committee of the NSTAR Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NSTAR Savings Plan
Date: June 26, 2012	/s/ CHRISTINE M. CARMODY
Christine M. Carmody Senior Vice President - Human Resources Plan Administrator